EXHIBIT 99.2


INFICON Holding AG (Stand-alone financial statements complying with Swiss Law)

Report of Independent Auditors                                             F-45

Balance Sheet as of December 31, 2004 and 2003                             F-46

Statement of Income for the two years in the period ended
December 31, 2004                                                          F-47

Notes to Financial Statements                                              F-48

Appropriation of Available Earnings for the two years in the period
ended December 31, 2004                                                    F-52

Report of the statutory auditors
to the general meeting of

INFICON Holding AG, Bad Ragaz


As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, income statement and notes) included on pages F-46 to F-51 of INFICON Holding AG for the year ended December 31, 2004.

These financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records, the financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.


PricewaterhouseCoopers AG



Stephen W Williams       Peter Strassmann


Zurich, March 10, 2005

                          INFICON Holding AG, Bad Ragaz

                                  Balance Sheet

                                                            December 31,
                                                         2004          2003
                                                     (CHF 1'000)    (CHF 1'000)
                                                     -----------    -----------
Assets

Current assets

Cash and cash equivalents                                2,146          6,820
Receivables - third parties                                  3              1
Receivables - subsidiaries                                 369            423
Other current assets                                        41             15
                                                       -------       --------
Total current assets                                     2,560          7,259

Long-term assets

Notes receivable - subsidiaries                          6,364         18,999
Notes receivable - officers                                459            475
Investments in subsidiaries                            285,776        285,776
                                                       -------       --------
Total long-term assets                                 292,599        305,250
                                                       -------       --------
Total assets                                           295,159        312,509
                                                       -------       --------

Liabilities and stockholders' equity

Current liabilities

Accounts payable - third parties                             8             49
Accounts payable - subsidiaries                          2,476          5,392
Accrued liabilities                                        711            550
                                                       -------       --------
Total current liabilities                                3,194          5,991

Long-term liabilities

Notes payable - subsidiaries                                 0         34,664
                                                       -------       --------
Total long-term liabilities                                  0         34,664
                                                       -------       --------

Stockholders' equity

Share capital; CHF 10 par value, 2'315'900 shares
issued (2003: 2'315'000)                                23,159         23,150
General legal reserve                                  248,740        263,167
Retained earnings/(accumulated deficit)                 20,066        (14,463)
                                                       -------       --------
Total stockholders' equity                             291,965        271,854
                                                       -------       --------

Total liabilities and stockholders' equity             295,159        312,509
                                                       -------       --------

                          INFICON Holding AG, Bad Ragaz

                               Statement of Income

                                                         Year ended December 31,
                                                            2004        2003
                                                        -----------  -----------
                                                        (CHF 1'000)  (CHF 1'000)

Income from investments in subsidiaries                    22,697      5,000
Write-off investments in subsidiaries                           0       (303)

Operating costs and expenses
Administrative expenses                                    (2,446)    (4,153)
                                                          -------    -------

Income from operations                                     20,251        544
                                                          -------    -------

Other (income) expense
Interest income                                              (278)      (419)
Interest expense                                              220         69
Other income                                                    0       (767)
Write-off long-term loan INFICON LT                             0     16,038
Foreign currency exchange loss                                197      1,291
                                                          -------    -------
                                                              139     16,212
                                                          -------    -------

Income/(loss) before income taxes                          20,112    (15,668)
Income tax expense                                            (46)       (16)
                                                          -------    -------

Net income/(loss)                                          20,066    (15,684)
                                                          -------    -------

Retained earnings at beginning of year                    (14,463)     1,221
Transfer from general legal reserve                        14,463          0
                                                          -------    -------

Retained earnings/(accumulated deficit) at end of year     20,066    (14,463)
                                                          -------    -------

                          INFICON Holding AG, Bad Ragaz

                                      Notes
                                   Page 1 of 4

Note 1 - Description of Company

The information contained in the INFICON Holding AG financial statements relates to the ultimate parent company alone, while the consolidated financial statements reflect the economic situation of INFICON Group as a whole. INFICON Holding AG (the "Company") financial statements are prepared in compliance with Swiss Corporate Law.

Note 2 - Investments in Subsidiaries

The investments in subsidiaries are carried in aggregate at lower of cost or their intrinsic value. The following subsidiaries were included in INFICON Holding AG's investment portfolio.

Company                                 Currency                     December 31,
                                                               2004                 2003
                                   ----------------       -------------        -------------
                                                            (in 1'000)           (in 1'000)
INFICON Inc.
Syracuse, USA
  Share Capital                           USD                   *                    *
  Ownership                                                    100%                 100%
  Purpose                          Manufacturing, Sales and Service

INFICON LT Inc.
Cambridge, USA
  Share Capital                           USD                   **                   **
  Ownership                                                    100%                 100%
  Purpose                          Sales and Service

INFICON AG
Balzers, Liechtenstein
  Share Capital                           CHF                 6,000                6,000
  Ownership                                                    100%                 100%
  Purpose                          Manufacturing, Sales and Service

INFICON GmbH
Bad Ragaz, Switzerland
  Share Capital                           CHF                 2,000                2,000
  Ownership                                                  100.0%               100.0%
  Purpose                          Management Company

INFICON GmbH
Cologne, Germany
  Share Capital                           EUR                 1,026                1,026
  Ownership                                                    100%                 100%
  Purpose                          Manufacturing, Sales and Service

* The Company was issued 100 shares of INFICON, Inc. which have a nominal value of U.S. $.01 per share.

**    The Company was issued 1 share which has no nominal value.

                          INFICON Holding AG, Bad Ragaz

                                   Page 2 of 4

Company                                 Currency                     December 31,
                                                               2004                 2003
                                   ----------------       -------------        -------------
                                                            (in 1'000)           (in 1'000)
INFICON Aaland Ab
Mariehamn, Finland
  Share Capital                           EUR                   60                   60
  Ownership                                                    100%                 100%
  Purpose                          Manufacturing

INFICON Ltd.
London, United Kingdom
  Share Capital                           GBP                  400                  400
  Ownership                                                    100%                 100%
  Purpose                          Sales

INFICON S.A.R.L.
Courtaboeuf, France
  Share Capital                           EUR                  108                  108
  Ownership                                                    100%                 100%
  Purpose                          Sales

INFICON Co., Ltd.
Yokohama-Shi, Japan
  Share Capital                           JPY                400,000              400,000
  Ownership                                                    100%                 100%
  Purpose                          Sales

INFICON Ltd.
Chubei City, Taiwan
  Share Capital                           TWD                 52,853               52,853
  Ownership                                                    100%                 100%
  Purpose                          Sales

INFICON Ltd.
Bungdang-Ku, Korea
  Share Capital                           KRW                600,000              600,000
  Ownership                                                    100%                 100%
  Purpose                          Sales

INFICON Pte. Ltd.
Singapore
  Share Capital                           SGD                 1,000                1,000
  Ownership                                                    100%                 100%
  Purpose                          Sales

                          INFICON Holding AG, Bad Ragaz

                                   Page 3 of 4

Company                                   Currency                       December 31,
                                                                   2004                 2003
                                       --------------        ---------------      --------------
                                                                (in 1'000)           (in 1'000)
INFICON Ltd.
Hong Kong
  Share Capital                               HKD                 8,780                8,780
  Ownership                                                        100%                 100%
  Purpose                              Sales

INFICON Guangzhou Service Centre Ltd.
Guangzhou
  Share Capital                               RMB                 9,837                 9837
  Ownership                                                        100%                 100%
  Purpose                              Service

Note 3 - Equity

See footnotes to the consolidated financial statements for a description of the company capital and the related stock plans.

Unaxis Holding AG owns 19.5 % of the shares outstanding of INFICON Holding AG as of December 31, 2004 and 2003.

The Company is aware of the following stockholders entered in the share register and holding more than 5 percent of the voting rights at December 31, 2004:

      Unaxis Holding AG                                                 19.50%
      Chase Nominees Ltd. Wollgate House                                12.64%
      FMR Corp.                                                         9.96%

Note 4 - Issued, authorized and conditional share capital

Issued Share Capital / Share Capital Increase

During 2004, employees of INFICON exercised stock options which resulted in 900 new shares being issued and increasing nominal share capital by CHF 9'000. The share premium thereon of CHF 35'610 has been credited to the general legal reserve. At December 31 2004, the number of issued INFICON Holding AG registered shares amounted to 2'315'900 (2003: 2'315'000) with a nominal value of CHF 10 each.

Authorized Share Capital

At the annual general meeting on Friday, May 7, 2003 the shareholders authorized the Board of Directors to issue at any time until May 7, 2005 up to 1'157'500 registered shares of CHF 10 each amounting to additional nominal share capital of CHF 11'575'000 at an issue price to be determined by the Board.

Conditional Share Capital

The articles of incorporation provide for a conditional capital of a maximum of CHF 1'150'000 through the issuance of 115'000 registered shares of CHF 10 each by the exercise of option rights granted to employees and members of the Board of Directors of the Company.

In 2004, employee stock options were exercised resulting in an increase in share capital of 900 shares. The balance of conditional share capital at December 31, 2004 is CHF 1'141'000 (2003: CHF 1'150'000).

                          INFICON Holding AG, Bad Ragaz

                                   Page 4 of 4

Note 5 - Notes receivable and notes payables - subsidiaries

On December 31, 2003, INFICON Holding AG had a long-term loan payable to INFICON GmbH, Bad Ragaz in the amount of CHF 34'663'737. In addition INFICON Holding AG also had a long-term loan receivable from INFICON AG, Balzers in the amount of CHF 12'250'000. During 2004, INFICON Holding AG received a dividend from INFICON GmbH, Bad Ragaz in the amount of CHF 22'697'238. INFICON Holding AG then paid the balance of the long-term loan payable and accrued interest of CHF 283'501 to INFICON GmbH, Bad Ragaz with the proceeds from the dividend, and by transferring the receivable from INFICON AG, Balzers in the amount of CHF 12'250'000.

Note 6 - Contingent Liabilities

                                                           December 31,
                                                     2004              2003
                                                --------------    --------------
                                                (in CHF 1'000)    (in CHF 1'000)

Guarantees in favor of affiliated companies         2,193             10,705

                          INFICON Holding AG, Bad Ragaz

                       Appropriation of Available Earnings
                      (Proposal of the Board of Directors)


                                                              December 31,
                                                           2004          2003
                                                       -----------   -----------
                                                       (CHF 1'000)   (CHF 1'000)

Retained earnings at beginning of year                         0         1,221
Net income/(loss)                                         20,066       (15,684)
                                                        ---------     ---------

Retained earnings/(accumulated deficit)                   20,066       (14,463)

Gross dividend                                                 0             0
Transfer from general legal reserve                            0        14,463
                                                        ---------     ---------

Balance to be carried forward                             20,066             0
                                                        ---------     ---------